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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

June 19, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             The Malaysia Fund, Inc. (the “Fund”)

(File No. 811-05082)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A, filed with the Commission on June 8, 2012, relating to the Annual Meeting of Stockholders (the “Meeting”) of the Fund being held for the following purposes (1) to elect Directors of the Fund, each to serve until the year 2015 annual meeting of stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal as provided by statute or charter and (2) to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about June 19, 2012.

GENERAL COMMENTS TO SCHEDULE 14A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.	Please ensure that the font size used in the proxy statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2. The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROXY STATEMENT

Comment 3.

Please include disclosure that, in the event the proposal to liquidate the Fund is approved, the Fund will deregister as an investment company under the Investment Company Act of 1940, as amended, and, if required, file a final Form N-SAR.

Response 3. The requested disclosure has been included.

Comment 4.	Please confirm supplementally whether the Fund is still offering its shares, including whether the Fund continues to maintain its share repurchase program.

Response 4.                               The Fund will continue to engage in normal business activities and its shares will continue to be listied and traded on the New York Stock Exchange (the “NYSE”), until the date of the adoption and approval of the Plan of Liquidation by stockholders and resolution of all pending claims (the “Effective Date”).  Pursuant to the Plan of Liquidation, at the close of business on the Effective Date, or on such later date as may be determined by the Board of Directors, the books of the Fund shall be closed and, unless the books of the Fund are reopened because the Plan of Liquidation cannot be carried into effect under the laws of the State of Maryland or otherwise, the Fund’s shares will cease to be traded on the NYSE.  The Fund continues to maintain its share repurchase program; however, during the current fiscal year, the Fund has not repurchased any of its outstanding shares pursuant the program.  If stockholders approve the Plan of Liquidation, the Fund will suspend its share repurchase program.

Comment 5.

Please confirm supplementally whether the Board of Directors engaged an adviser or consultant to assist them in their consideration and approval of the liquidation and dissolution of the Fund pursuant to the Plan of Liquidation.

Response 5. The Board of Directors did not engage an adviser or consultant in connection with their approval of the liquidation and dissolution of the Fund pursuant to the Plan of Liquidation.

Comment 6.

Please confirm supplementally whether any assets and liabilities of the Fund will be transferred to a liquidating trust in the event the Fund is unable to sell its assets and pay its liabilities after stockholder approval of the Plan of Liquidation.  If so, please disclose the terms of the liquidating trust.

Response 6. The Plan of Liquidation does not contemplate the use of a liquidating trust for the assets and liabilities of the Fund.

Comment 7.	In the section titled “Additional Information,” please correct the phrase “any Fund.”

Response 7. The requested change has been made.

Comment 8.	Please disclose how broker non-votes and abstentions will be voted on the proposals.

Response 8.                               As disclosed in the section titled “Additional Information,” abstentions and broker non-votes will not count as votes in favor of any proposal, but will be deemed to be present at the Meeting of the Fund for purposes of determining a quorum.  For purposes of the proposal regarding the election of Directors, abstentions are not counted as votes “for” or “withheld.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Mary E. Mullin of Morgan Stanley at (212) 296-6988 (tel) or (212) 507-3954 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss